Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia to Bring Megahit
Luna Online to China
HONG KONG, April 2, 2009 — GigaMedia Limited (NASDAQ: GIGM) confirmed today that it has secured an exclusive license to offer and operate in China Luna Online, one of Asia’s most popular online games.
“With its unique social systems and anime art style that appeal to millions, Luna has been a hit across Asia, and we expect it to be even bigger in China,” stated GigaMedia Limited President Thomas Hui. “Adding Luna is a giant step forward in securing China’s huge cute-style game segment and building a large, powerful online community.”
Luna Online’s exciting world of dating, raising families, and cute, manga-style characters have made it a top-ranked game in multiple Asian markets and winner of the “Best MMO” award two years in a row at the Bangkok Interactive Game Festival.
“We are thrilled to bring such a successful game to our platform, and confident we are on track for tremendous growth in our Asian online games business,” stated President Thomas Hui. “We expect Luna to be one of several top games we will be operating in Greater China and remain committed to building a dominant online entertainment brand in Asia.”
Luna Online is expected to launch in China in the summer of 2009.
Under the terms of the agreement, GigaMedia has exclusive rights to operate Luna Online in China for three years.
Luna Online is a free-to-play, 3-D fantasy game that focuses on the social aspects of game play. A matchmaking system, family system and guild system bring gamers together as a community. Players complete personality profiles; a unique matchmaking system then pairs players with mutually beneficial characteristics. Characters can date and start families, as well as run a farm to cultivate items for crafting special vehicles and weapons. A guild system adds an additional layer of interaction, allowing groups to battle the forces of evil invading their lands.

Luna Online was developed by EYA Interactive Co., Ltd., a leading Korean game developer.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
About EYA Interactive
Established in October 2004, EYA Interactive Co., Ltd. (http://www.eyainteractive.com) develops and operates online games and provides related services in Korea. EYA Interactive is dedicated to developing high quality online games while building a sustainable corporate culture, maximizing customer satisfaction, and nurturing employee creativity. EYA Interactive’s product portfolio currently includes a modern martial arts 3D MMORPG, “Dark Story Online,” and a highly interactive 3D MMORPG, “Luna Online.” Its products have been licensed to many countries and regions, including Japan, the United States, Hong Kong, Taiwan, Thailand, Malaysia, Singapore and the Philippines. EYA Interactive plans to launch several new games including “Iris Online,” “EO Online” and “Epic Online” (working title) in 2009, which is expected to bring its development to the next stage.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
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